Exhibit 99.1

Greenfire Resources Ltd. Announces Appointment of
New Chief Financial Officer

CALGARY, AB – October 2, 2023 – Greenfire Resources Ltd. (“Greenfire” or the “Company”) (NYSE: GFR) a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce that Tony Kraljic has been appointed Chief Financial Officer of the Company. Mr. Kraljic has 27 years of experience working in corporate finance, strategy and accounting in the oil and gas industry, including a demonstrated track record of executive leadership and enhancing shareholder value. Most recently, Mr. Kraljic served as the Chief Financial Officer of WesternZagros Resources Ltd, an international petroleum exploration and production company with interests in the Kurdistan Region of Iraq. Prior thereto, he held a variety of increasingly senior finance and planning positions with Shell Canada, Western Oil Sands and Marathon Oil Canada. Mr. Kraljic has a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Professional Accountant.

As previously disclosed, following the completion of the business combination with M3-Brigade Acquisition III Corp., which resulted in Greenfire becoming a public company listed on the New York Stock Exchange, David Phung has resigned as the Chief Financial Officer of Greenfire. Mr. Phung served as the Chief Financial Officer of Greenfire (and certain predecessors) since December 2020. Mr. Phung also served on the Board of Directors of Greenfire Resources Inc.

“Dave has been instrumental to Greenfire’s ability to consummate transformational transactions since the inception of the Company in 2021, including the acquisition of our Hangingstone Demo and Expansion assets and our recently completed business combination with M3-Brigade Acquisition III Corp.” said Julian McIntyre, Chair of the Board of Directors of Greenfire. “We are grateful for Dave’s meaningful contributions to the success and evolution of Greenfire” said Robert Logan, President and Chief Executive Officer of Greenfire.

“We are very excited to have Tony join Greenfire’s executive team” said Robert Logan, President and Chief Executive Officer of Greenfire. “Tony successfully led our recently announced US$300 million refinancing and we look forward to further leveraging his extensive corporate finance and executive management experience as part of Greenfire’s next chapter as a successful growth-oriented public company”.

Mr. Phung will continue with Greenfire on a consulting basis to allow for a smooth transition.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that utilize steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership.

Greenfire common shares are listed on the New York Stock Exchange under the symbol “GFR”.

For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW

Suite 1900

Calgary, AB T2P 2V7

greenfireres.com

investors@greenfireres.com